Exhibit 99.5

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT (this “Agreement”) is made as of December 1, 2019 (“Effective Date”) by and among PHM Logistics Corporation, a corporation incorporated under the laws of Delaware (“Buyer”), Acadia Medical Supply, Inc., a corporation incorporated under the laws of Maine (“Company”), and Scott A. Clark and Stephen L. Clark, individuals (the “Shareholders” and, together with the Company, the “Sellers” or “Seller Parties”).

Background

The Company is a corporation organized under the laws of the State of Maine and participating Medicare provider that provides (i) power mobility equipment, vehicle lifts, nebulizers, oxygen concentrators, and CPAP and BiPAP units; (ii) traditional and non-traditional durable medical equipment respiratory and durable medical equipment and services; and (iii) non-invasive ventilation equipment, supplies and services (collectively, the “Business”). The parties acknowledge and agree that the Business does not and is not intended or contemplated to include the provision of professional medical services requiring licensure as a physician. The Shareholders owns beneficially and of record 100% of the issued and outstanding equity securities of the Company (collectively, the “Company Shares”).

Agreement

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound, the parties agree as follows:

1.	PURCHASE AND SALE OF COMPANY SHARES; PURCHASE PRICE

1.1         Purchase of the Company Shares. Subject to the terms and upon the conditions set forth in this Agreement, the Buyer agrees to purchase from the Shareholders, and the Shareholders agree to sell to the Buyer, all of the Company Shares, for the Purchase Price set forth in Section 1.2 hereto (the “Transaction”).

1.2         Purchase Price.

(a)               General. In consideration for the sale of the Company Shares, Buyer shall make payments to the Shareholders of cash in accordance with this Section 1.2. Such payments shall be referred to, in the aggregate, as the “Purchase Price.” All cash payments made under this Agreement shall be made in and all references to “$” shall refer to United States Dollars (“USD”).

(b)               Total Purchase Price. The total Purchase Price paid by Buyer for the Company Shares shall be an amount of $1,750,000, less the adjustments set forth in Section 6.5 and plus any cash on hand, to be paid in accordance with Sections 1.2(c) and (d) below. The Purchase Price shall be paid to the Shareholders pro rata based upon the respective percentage of Company Shares owned by each Shareholder.

(c)               Payment of Purchase Price. The Purchase Price for the Company Shares shall be payable in cash payable as follows: (i) $600,000 payable in three installments as follows: (A) $100,000 on the ninety (90) day anniversary of the Closing Date (the “True-Up Holdback Payment”) and (B) $250,000 on each of the one year anniversary of the Closing Date and the two year anniversary of the Closing Date (collectively, with the True-Up Holdback Payment, the “Cash Holdback Payments”) and (ii) the balance, on December 2, 2019 by wire transfer in immediately available funds (the “Closing Cash Payment”) and.

(d)               Pro Rata.  The Purchase Price (including the Closing Cash Payment and each Cash Holdback Payment) shall be payable to the Shareholders in accordance with the following percentage allocations (each, “Pro Rata Share”): Scott A. Clark – 50.0% and Stephen L. Clark – 50.0%.

1.3         Apportionments. At the Closing, the following items shall be apportioned as of 11:59 p.m. on the Closing Date: property taxes, rents, utilities, prepayments to suppliers and other prepayments, expenses, liabilities, payroll, accrued vacation and other liabilities to employees, suppliers and customers which have been accrued or should have been accrued as of 11:59 PM on the Closing Date (excluding however, the Equipment Leases and vehicle loans); all such items prior to such time being for the account of the Shareholders and all such items after such time being for the account of the Buyer. At the Closing, the Shareholder or the Buyer, as the case may be, shall deliver to the other a check or wire transfer for the net amount owing under this Section 1.4. If any such items cannot accurately be apportioned at the Closing or prior thereto, or if it is later determined that such apportionment at the Closing was not accurate, such items shall be apportioned or reapportioned, as the case may be, as soon as practicable after the Closing Date or the date on which the apportionment error is discovered, as applicable, but in no event more than sixty (60) days after the Closing Date.

1.4         Cash.     The Buyer and Sellers acknowledge and agree that it is intended that the Purchase Price is to be calculated on a cash free basis and, therefore, the Purchase Price will be increased by the amount of any cash on hand.

1.5         Section 338 Election.  Buyer has the right, in its sole discretion, to make an election under Section 338(h)(10) of the Code with respect to the purchase of the Shares (a “Section 338 Election”).  If Buyer desires to make a Section 338 Election, the Shareholders will cooperate with Buyer and make any filings and execute any documents, agreements, instruments and/or certificates necessary to make such election. Buyer agrees to pay any increase in taxes owed by the Shareholders as a result of making a Section 338 Election over the amount of taxes that the Shareholders would have owed if no such election had been made.

2.	CLOSING

2.1         Closing Date. Subject to the terms and conditions of this Agreement, the closing of the Transaction contemplated hereby (the “Closing”) shall take place effective as of 12:01 am on December 1, 2019 (the “Closing Date”).

3.	REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLERS

As an inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated by this Agreement, Shareholders, jointly and severally, represent, warrant and covenant to the Buyer as hereafter set forth in this Section 3, and acknowledge that the Buyer are relying upon such representations, warranties and covenants contained in this Section 3 as being true and correct, provided, that any qualifications and exceptions to such representations, warranties or covenants shall be set forth on a corresponding disclosure schedule attached hereto (each, a “Disclosure Schedule”). The Disclosure Schedules shall be numbered to correspond to the various Sections of this Agreement.

3.1         Organization and Organization Documents.

(a)               The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maine, and has the requisite power and authority to own or lease all of its assets, to own and operate the Business, and to carry on its business as now conducted or proposed to be conducted. The Company is qualified or licensed to do business in the State of Maine and such other places where Business is currently conducted. The Company has no subsidiaries.

(b)               Except as set forth on Schedule 3.1(b), the Company has not changed its name, been the surviving entity of a merger or consolidation, or acquired all or substantially all of the assets of any Person or entity.

(c)               The Company has made available to Buyer and its counsel the charter or other organizational documents of the Company, the current Bylaws or Operating Agreement of the Company and all amendments thereto to date, and copies of any actions taken at any meetings of its shareholders or members and board of directors or managers or by the written consent of the shareholders of members or board of directors of the Company.

(d)               The Company’s directors or managers and the Shareholders have determined it to be in the best interests of the Company for the Transaction to be consummated.

3.2         Capitalization. The Company Shares are the only issued and outstanding equity interests of the Company and the Company Shares have been duly authorized, are validly issued, fully paid and non-assessable, and are not subject to any capital calls or subscriptions. There are no outstanding subscriptions, options, rights, warrants, conversion rights, agreements or commitments of any kind obligating the Company to issue, acquire or transfer any interests of any kind in the Company including the Company Shares. Except as set forth in Schedule 3.2, the Company has no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights or plans.

3.3         Ownership of Company Shares. The Shareholders owns all of the Company Shares beneficially and of record, free and clear of all liens, encumbrances, pledges, options, warrants, rights of first refusal, claims, charges and restrictions of any nature.

3.4         Authority of Sellers. Each Seller has full power and authority to enter into this Agreement and the other agreements, instruments and documents contemplated by this Agreement (the “Related Documents”), to consummate the transactions contemplated hereby, and to perform all obligations hereunder and thereunder. The execution, delivery and performance by each Seller of this Agreement and the Related Documents have been duly and validly approved (and in the case of Company, by all necessary shareholder or member approval). This Agreement and each Related Document to which Company or Shareholders is a party, upon its execution and delivery, constitutes the legal, valid and binding obligation of such Party. The execution, delivery and performance of this Agreement and the Related Documents do not require the consent of or notice to any federal, state or local governmental authority or any other third party, except that notice must be provided to Medicare about change of ownership within 30 days of the Closing. Neither the execution nor the delivery of this Agreement and the Related Documents nor the consummation of the Transaction will conflict with or result in any violation of or constitute a default under any term of the Company’s articles of incorporation, charter or other organizational documents, its bylaws or operating agreement, or any agreement, mortgage, debt instrument, indenture or other instrument by which the Company or Shareholders is bound, or any judgment, decree, order, award, or any Laws applicable to the Company. Neither the execution and delivery of this Agreement and the Related Documents nor the consummation of the transactions contemplated thereby will result in the creation of any lien, security interest, charge or encumbrance upon any of the assets of the Company (the “Assets”) or result in the cancellation, modification, revocation or suspension of any license, certificate, permit or authorization held by the Company.

3.5         Title to Property. Except as set forth in Schedule 3.5 and Permitted Liens, the Company has good and marketable title to all of its Assets, free and clear of all liens, claims, charges, encumbrances, leases, pledges, security interests, mortgages, defects in title, equities, covenants and other restrictions of any nature whatsoever. Schedule 3.5 also identifies all guaranties by the Shareholders of any debt relating to the Assets. All of such guaranties are valid and subsisting. True, correct and complete copies of such guaranties and all amendments, assignments and consents thereto have been furnished by the Company to Buyer.

3.6         Real Property.

(a)               The Company does not own any real property.

(b)               Schedule 3.6(b) identifies and briefly describes the terms of all leases to which Company is a party covering any real property used by such Company. Schedule 3.6(b) also identifies all guaranties by the Sellers of any such leases. All of such leases and guaranties are valid and subsisting. The consummation of the Transaction will not require the Company to obtain the consent or approval from any lessor, sub-lessor or sub-lessee who is a party to any of such leases, except as disclosed in Schedule 3.6(b). True, correct and complete copies of such leases and guaranties and all amendments, assignments and consents thereto have been furnished by the Company to the Buyer.

3.7          Permits; Compliance with Laws and Litigation.

(a)               Schedule 3.7(a) sets forth a complete and accurate list of all authorizations, approvals, consents, certificates, licenses, permits or franchises of or from any Government Entity (as hereinafter defined) or pursuant to any Law (as hereinafter defined) (collectively, the “Permits”) that are used or held for use in, necessary for or otherwise relating to the Business. The Company holds all Permits necessary for the lawful conduct of the Business under and pursuant to all statutes, laws, ordinances, rules, orders, ordinances or regulations (collectively, “Laws”) of any federal, state, local or foreign governmental department, commission, board, bureau, agency or instrumentality, including any federal or state courts (collectively, “Governmental Entity”), except where such failure would not have a Material Adverse Effect. All Permits have been legally obtained and maintained and are valid and in full force and effect. The Company is duly licensed to conduct the Business as presently conducted in all states in which the Business is conducted and, is in compliance with all of the terms and conditions of such licenses, except for the failure of which would not have a Material Adverse Effect. There has been no material change in the facts or circumstances reported or assumed in the application for or granting of any Permits. No outstanding violations are or have been, recorded in respect of any of the Permits. No proceeding is pending and no notice has been received by the Company or Shareholders threatening, or to Shareholders’ Knowledge otherwise threatened, to suspend, revoke, withdraw, modify or limit any Permit, and, to Shareholders’ Knowledge, there is no fact, error or admission relevant to any Permit that would permit the suspension, revocation, withdrawal, modification or limitation of, or result in the threatened suspension, revocation, withdrawal, modification or limitation of, or in the loss of any Permit.

(b)               Each employee and independent contractor of each Company that is required to be licensed to perform his/her healthcare duties for the Company that require a license holds a valid and unrestricted license to practice or perform those healthcare duties in the state(s) where he or she performs such duties for the Company, and has held such a valid and unrestricted license for the purposes identified in this Section 3.7(b) at all times while employed or contracted by such Company, except where such failure would not have a Material Adverse Effect.

(c)               The Company and its respective officers, managers, employees, and contractors have operated the Company’s Business in compliance with all Permits and Laws, including but not limited to, those Laws that apply to regulatory matters primarily relating to patient healthcare, healthcare providers and healthcare services (including, without limitation, the Social Security Act, as amended, Sections 1128, 1128A and 1128B, 42 U.S.C. Sections 1320a-7, 7(a) and 7(b), including Criminal Penalties Involving Medicare or Medicaid, commonly referred to as the “Federal Anti-Kickback Statute” and the Social Security Act, as amended, Section 1877, 42 U.S.C. Section 1395nn (Prohibition Against Certain Referrals), commonly referred to as the “Stark Statute,” the statute commonly referred to as the “Federal False Claims Act,” the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), Durable Medical Equipment, Prosthetics Orthotics, and Supplies (“DMEPOS”) Supplier Standards and Quality Standards, state and local equivalents to such statutes and the rules and regulations issued pursuant thereto (collectively, as amended from time to time, “Healthcare Laws”), which are applicable to such Company, the Assets or the Company’s Business, except where such failure would not have a Material Adverse Effect. The Company has not received at its corporate address, and the Shareholders have no knowledge of any written notice or other written communication from any Governmental Entity at any time regarding (i) any actual, alleged, possible, or potential violation of, or failure to comply with, any Healthcare Laws or any other applicable laws, rules, regulations, ordinances or administrative orders, or (ii) any actual, alleged, possible, or potential obligations on the part of any Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature. For the past five years, the Company has not been served with any subpoenas, notices of investigation, or otherwise been provided with notice of any investigation from any Governmental Entity.

(d)               All claims, reports, schedules and/or returns required to be filed by the Company with any Governmental Entity have been timely filed and all such claims, reports, schedules and/or returns are complete and accurate in all material respects. The Company has no liabilities to any payer with respect to claims submitted. The Company has maintained substantially all records required to be maintained by the Food and Drug Administration, Drug Enforcement Administration and State Board of Pharmacy and the Medicare and Medicaid programs and the laws of all other applicable federal, state and local Governmental Entities as required by applicable Healthcare Laws. There are no presently existing circumstances relating to the operations of the Company or otherwise that would result or would be reasonably likely to result in material violation of any such Healthcare Laws.

(e)               There are no lawsuits, claims, proceedings or investigations pending or, to Shareholders’ Knowledge, threatened against, or affecting the Company, the Assets, the Business or the Shareholders, except as disclosed in Schedule 3.7(e). Neither the Company nor to Shareholders’ Knowledge, any of its employees, contractors or subcontractors have been convicted of, charged with or investigated for a Medicare, Medicaid or other Federal Health Care Program (as defined in 42 U.S.C. § 1320a-7b(f)) related offense, or convicted of, charged with or investigated for a violation of federal or state law relating to fraud, theft, embezzlement, breach of fiduciary duty or responsibility, financial misconduct, obstruction of an investigation or controlled substances. Neither the Company nor, to Shareholders’ Knowledge, any of its employees, contractors or subcontractors have been excluded or suspended from participation in Medicare, Medicaid or any other Federal Health Care Program, or have been debarred, suspended or are otherwise ineligible to participate in federal programs. Neither the Company nor any of its employees, contractors or subcontractors have committed any offense which may reasonably serve as the basis for any such exclusion, suspension, debarment or other ineligibility. The Company has not arranged or contracted with any individual or entity that is suspended, excluded or debarred from participation in, or otherwise ineligible to participate in a Federal Health Care Program or other federal program. There are no lawsuits, claims, or proceedings pending in which Company is the plaintiff or claimant or that relate to the Company Shares, the Assets or the Business.

(f)                There are no lawsuits, claims, suits, proceedings or investigations pending or, to the knowledge of the Sellers, threatened, which involve the possibility of any judgment, order, award or other decision that might impair the ability of the Sellers, or any of them, to perform their respective obligations under this Agreement, or might impair the quality of title to the Assets or the Company Shares, or might adversely affect the normal operation of the Business, or might result in liability for damages or might otherwise adversely affect any Company’s right, title or interest in the Assets or the Business or the Shareholders’ right, title or interest in the Company Shares.

3.8          Unaudited Financial Statements.

(a)               Attached, as Schedule 3.8(a), are copies of the unaudited income statements and balance sheets of the Company for the years ended December 31, 2016, 2017 and 2018, and for the ten (10) month period from January 1, 2019 through October 31, 2019 (collectively, the “Financial Statements”). The balance sheet dated October 31, 2019 shall be referred to as the “Most Recent Balance Sheet” and the income statement dated October 31, 2019 shall be referred to as the “Most Recent Income Statement” (and, together with the Most Recent Balance Sheet, the “Most Recent Financial Statements”). The Financial Statements are true, complete and correct and fairly present the financial condition and the results of operations of the Company in all material respects as of the respective dates and periods thereof. The assets of the Company to be acquired include all of the assets of the Company reflected in such Financial Statements and all assets acquired since the date of such Financial Statements, excepting only such assets as have been acquired or consumed in the ordinary course of business or those that have become obsolete or unnecessary to the Company. The Financial Statements: (i) are in accordance with the books and records of the Company; (ii) are consistently applied with prior periods and the accounting methods applied by the Company for tax purposes, excluding however, the Most Recent Financial Statements; and (iii) have been prepared on an accrual basis and generally in accordance with generally accepted accounting practices applied by the Company on a consistent basis, except for (A) the exclusion of notes and year-end adjustments and (B) the recognition of sales and related accounts receivable, net of estimated reserves for future billing adjustments or uncollectible balances, when billed (versus when service performed or product delivered).

(b)               Except (i) to the extent reflected or reserved against in the Most Recent Balance Sheet or (ii) for unsecured current liabilities incurred since the date of the Most Recent Balance Sheet in the ordinary course of business, the Company has no liabilities or obligations, whether accrued, absolute, contingent or otherwise, whether due or to become due and whether the amounts thereof are readily ascertainable or not, or any unrealized or anticipated losses from any commitments of a contractual nature, including Taxes (as defined below) with respect to or based upon the transactions or events occurring prior to the Closing. The Company will not have any Indebtedness as of the Closing Date other than Indebtedness set forth on the Most Recent Balance Sheet (including Equipment Indebtedness set forth in Schedule 3.8(b) and auto loans) and Equipment Indebtedness incurred in the ordinary course of business following the date of this Agreement. The Most Recent Balance Sheet does not include receivables or any payables or loans due to or from the Company for amounts due to or from the Shareholders.

3.9         Absence of Adverse Changes or Other Events. Except as set forth on Schedule 3.9, since the Most Recent Balance Sheet, the Company has not: (a) created or incurred any liability (absolute or contingent); (b) loaned any money or otherwise pledged the credit of the Company, or mortgaged, pledged or subjected to any lien or otherwise encumbered any of the Assets; (c) suffered any losses or any other event or condition of any character adverse to its business, or waived any rights of substantial value; (d) made any capital expenditures or capital additions or improvements other than in the ordinary course of business; (e) directly or indirectly purchased, retired, redeemed or otherwise acquired any interests in, the Company Shares or other equity or ownership interests; (f) paid or promised to pay any bonuses or increased the compensation of the Sellers or any other employees; (g) issued or sold any shares of its stock or rights, options or warrants to purchase its stock or membership interest, or any securities convertible into its stock or membership interest or redeemed or made any agreement to redeem any of its outstanding stock; (h) become bound by or entered into any contract, commitment or transaction other than in the ordinary course of business; (i) entered into any contract or agreement to do or perform any of the foregoing actions; or (j) acquired or disposed of any assets except in the ordinary course of business.

3.10       Employees.

(a)               The Company is not a party to any employment agreement, written or oral, which it cannot terminate at will without liability to the Company (assuming fulfillment of any accrued benefits or retirement plan distributions as listed in Schedule 3.10(b) and assuming compliance with all applicable laws and regulations, including, without limitation, anti-discrimination and equal employment opportunity and health care regulatory laws).

(b)               Schedule 3.10(b) lists and briefly describes the Company’s pension, profit sharing, accrued benefit, retirement, or other employee benefit plans, and any health care, life insurance or other employee welfare plans and a complete copy of each such plan has been provided to the Buyer. Each such plan complies and has been administered in all material respects in accordance with all applicable Laws, including the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder or in connection therewith, and the Internal Revenue Code, as applicable.

(c)               The names, titles and rates of compensation of all of the employees of the Company are listed in Schedule 3.10(c). None of the employees has indicated to the Company any intention to terminate his or her employment with the Company.

(d)               The Company: (i) is not a party to any collective bargaining agreement, nor has the Company had any discussions or negotiations with any Person or group looking toward any such agreement; (ii) has not within the last five (5) years, experienced any strike, grievance, unfair labor practice claim or other labor difficulty; (iii) is unaware of any threatened strike, grievance, unfair practice claim or other labor difficulty, and there exists no reasonable basis for the assertion of any grievance or unfair labor practice claim or other charge or complaint against any Company by or before the National Labor Relations Board or any state, labor relations board or commission or representative thereof; (iv) is not aware of any filing by any employee or employee group seeking recognition as a collective bargaining representative or unit; and (v) has no reason to believe that any former employer of any of its employees is contemplating remedial action of any nature against such employee or the Company based on such employee having terminated the former employment and having become an employee of the Company. The Company has complied in all material respects with all applicable Laws relating to labor or labor relations or employment, including, without limitation, any provisions thereof relating to equal employment opportunity, wages, hours, employee safety, immigration control, drug testing, termination pay, vacation pay, fringe benefits, collective bargaining and the payment and/or accrual of the same and all taxes, insurance and all other costs and expenses applicable thereto, and the Company is not liable for any arrearage, or any taxes, costs or penalties for failure to comply with any of the foregoing. The Company has not incurred any liabilities, penalties or other charges under the Worker Adjustment and Retraining Notification Act (“WARN”) or any similar state law.

3.11        Intellectual Property.

(a)               Company owns, and/or is properly and sufficiently licensed or otherwise possesses rights to use all: (i) trademarks and service marks (registered or unregistered), trade dress, trade names and other names and slogans embodying business goodwill or indications of origin, all applications or registrations in any jurisdiction pertaining to the foregoing and all goodwill associated therewith; (ii) inventions, technology, computer programs and software (including password unprotected interpretive code or source code, object code, development documentation, programming tools, drawings, specifications and data), and all applications and patents pertaining to the foregoing, including re-issues, continuations, divisions, continuations-in-part, renewals or extensions; (iii) trade secrets, including confidential and other non-public information; (iv) writings, designs, software programs, mask works or other works, applications or registrations in any jurisdiction for the foregoing and all moral rights related thereto; (v) databases and all database rights; (vi) internet websites, domain names and applications and registrations pertaining thereto; and (vii) to the Shareholders’ Knowledge, other intellectual property rights (“Company Intellectual Property”) that are used in the Business as currently conducted.

(b)               There are no infringements of any Company Intellectual Property by any third party and the conduct of the Business as currently conducted or as currently planned to be conducted does not infringe any proprietary right of a third party.

(c)               Schedule 3.11(c) sets forth a complete list of all patents, trademarks, registrations and pending registration applications pertaining to the Company Intellectual Property owned by the Company (collectively, the “Registered Intellectual Property”). All such Registered Intellectual Property is owned by the Company free and clear of liens or encumbrances of any nature.

(d)               Schedule 3.11(d) sets forth a complete list of all licenses, sublicenses and other agreements in which either Company has granted rights to any Person or entity to make, use, sell, distribute or service any products or services which utilize or incorporate the Company Intellectual Property and a separate list of all material licenses, sublicenses and other agreements in which either Company has received rights from any Person to use the Company Intellectual Property (the “Licensed Intellectual Property”). As a result of the execution and delivery of this Agreement or any of the Related Documents or the performance of its obligations under this Agreement or the Related Documents, neither Company nor any Seller shall be in breach of any license, sublicense or other agreement relating to the Licensed Intellectual Property.

(e)               The Company owns or has properly and sufficiently licensed or otherwise has the right to use all computer software currently used by the Company in the Business.

3.12       Customer Contracts and Business Documents. All of the Customer Contracts and Business Documents that are material to the Business are listed in Schedule 3.12. Other than the Customer Contracts and the Business Documents set forth on Schedule 3.12, the real property leases set forth on Schedule 3.6(b) (the “Real Property Leases”), the licenses, sublicenses and other agreements set forth on Schedule 3.11(d) (the “IP Licenses”), and the agreements set forth on Schedule 3.14 (the “Other Contracts” and together with the Customer Contracts, the Business Documents and the IP Licenses, the “Company Contracts”), Company does not have any other presently existing material contracts, agreements, leases, licenses or commitments, whether written or oral, affecting or relating to the Business. All of the material Company Contracts are valid and enforceable against the Company and are in full force and effect in accordance with their terms, and the consummation of the Transaction will not require obtaining the consent of or providing notice to any party to such Company Contract. The Company has delivered or made available copies of all of the Company Contracts to the Buyer as of the date of this Agreement. The Business and all equipment used in connection with it are now being utilized, operated and maintained, in all material respects, in conformity with the Company Contracts, and all applicable Laws. The Company has not at any time in any manner failed to so utilize, operate and maintain the Business in a manner that could now or hereafter result in cancellation or termination of any of the Company Contracts or in liability for damages under any of the Company Contracts or any applicable Laws, nor has either Company or, to the Shareholders’ Knowledge, the other party(s) to such Company Contracts, defaulted in its obligations pursuant to any of the Company Contracts, which default could result in the cancellation of any Company Contract or adversely affect the rights of such Company under such Company Contract. To Shareholders’ Knowledge, no party has indicated its intent to cancel any of the Company Contracts. The Company is not a party to any franchise, license, distributor or other similar type of agreement.

3.13       Broker or Finder. The party retaining any broker, finder or investment banker in connection with this Agreement will pay all amounts payable to such broker, finder or investment banker.

3.14       Contracts. Except as set forth in Schedule 3.14, the Company is not a party to or bound by any written or oral: (a) agreement or understanding not made in the ordinary course of the Business; (b) contract for personal services not terminable at will without liability to the Company; (c) continuing contract for the future purchase of materials, supplies, machinery or other equipment; (d) contracts or commitments for capital expenditures in excess of $2,000 in the aggregate; (e) loan, credit or financing agreements, including all agreements for any commitments for future loans, credit or financing; or (f) guarantee or suretyship agreement. Schedule 3.14 also identifies all guaranties by the Sellers and Affiliates thereof relating to the Business and any Assets of the Company. All of such guaranties are valid and subsisting. True, correct and complete copies of such guaranties and all amendments, assignments and consents thereto have been furnished by the Company to the Buyer.

3.15       Insurance.

(a)               Schedule 3.15 lists and describes all insurance policies currently insuring any of the Assets or relating to the Business. All such policies are on (and for the applicable statute of limitations period plus one year have been on) an “occurrence basis,” which means, for example, that if a claim arose after the Closing Date for an event which occurred prior to the Closing Date, the applicable Company’s insurance policy in existence on the date such event occurred would cover such claim. All such policies are in full force and effect and the Company has not received any notice of cancellation with respect thereto. Except as disclosed in Schedule 3.15, during the past five (5) years, (i) no application by Company for insurance with respect to the Assets or the Business has been denied for any reason, and (ii) Company has had no claim made against it by any customer that would adversely affect such Company’s insurance rating. Attached to Schedule 3.15 is a copy of Company’s insurance claims history for the past five (5) years for each of the policies listed in Schedule 3.15 as well as for any claims that were self-insured.

(b)               All policies to which Company is a party or that provide coverage to any Shareholders, member, director or officer of any Company: (i) taken together, provide adequate insurance coverage for the Assets and the operations of the Company for all risks normally insured against by a company carrying on the same business or businesses as the Company; (ii) are sufficient for compliance with all applicable Laws, rules, regulations and orders and all material Customer Contracts and Business Documents; and (iii) will continue in full force and effect following the consummation of the Transaction.

3.16          Environmental Matters. Other than storage and sale of oxygen in the ordinary course of business, neither Company nor any of the Company’s Affiliates have used, generated, stored or disposed of any Hazardous Materials on any property owned, occupied or leased by either Company or any of its Affiliates. To Shareholders’ Knowledge, no Hazardous Materials have been used, generated, stored or disposed of by any previous owner or other third party on any property owned, occupied or leased by any Company or any of its Affiliates.

3.17       Accounts Receivable. All accounts receivable of the Company that are reflected on the Most Recent Balance Sheet or on the accounting records of the Company as of the Closing Date (collectively, the “Accounts Receivable”) represent or will represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business. Schedule 3.17 contains a complete and accurate list of all Accounts Receivable as of the date of the Most Recent Balance Sheet, which list sets forth the aging of such Accounts Receivable, including those receivables which have been outstanding for more than 180 days.

3.18       Banks, Officers and Powers of Attorney. Schedule 3.18 lists: (a) all banks (with account numbers) in which Company has an account or safe deposit box and the names of all persons authorized to draw thereon or have access thereto; (b) the names of all incumbent directors and officers of the Company; and (c) the names of all persons holding powers of attorney from the Company and a summary statement of the terms thereof.

3.19       Certain Business Relationships with Affiliates. Except as disclosed in Schedule 3.19, neither Shareholders nor any Affiliate of the Company or Shareholders: (a) owns any property or right, tangible or intangible, which is used in the Business, (b) has any claim or cause of action against the Company, (c) owes any money to or is owed money by Company other than as may be reflected on the Most Recent Balance Sheet or for expenses required to be reimbursed in the ordinary course of business, (d) have or have had any ownership, leasehold or other interest, whether direct or indirect, in any customer of the Business, (e) are or have been employed in any sales or management position, whether directly or indirectly, by any customer of the Business, or (f) are or have been able to control or authorize the purchase or procurement of any pharmacy or home health care services or related products by any customer from the Business.

3.20       Questionable Payments. Neither the Company, nor any of its directors, officers, agents, employees or other Person or entity associated with or acting on behalf of the Company, directly or indirectly, has: (i) used any of the Company’s funds for unlawful contributions, gifts, entertainment or other unlawful payments or expenses relating to political activity, (ii) made any direct or indirect unlawful payments to government officials or employees, or foreign government officials or employees, from Company funds, (iii) established or maintained any unlawful or unrecorded fund of Company monies or other assets, (iv) made any false or fictitious entries on the books of account of the Company or (v) made or received any bribe, payoff, or other influence payment.

3.21       Medicare and Medicaid Program Participation. Company (a) is currently participating in good standing with the Medicare and applicable Medicaid Programs in the geographic areas in which such Company provides services or products, (b) is eligible to receive payment under those Programs for which such Company is a participating provider, (c) and is a party to valid provider agreements related to such programs, true and complete copies of which have been supplied to the Buyer. Company has obtained and maintains a Medicare Provider Transaction Number (“PTAN”) and Medicaid provider numbers for various states. Section 3.21 of the Disclosure Schedules contains is a list of all Medicare and Medicaid provider numbers held by each Company. No Seller Party has received any notice indicating that such participation may be terminated or withdrawn nor have any reason to believe that such qualification may be terminated or withdrawn. Except as set forth in Schedule 3.21, there are no pending appeals, overpayment determinations, adjustments, challenges, audit, litigation or notices of intent to open Medicare or Medicaid claim determinations or other reports required to be filed by the Company. The Company shall conduct a search of relevant databases as they exist prior to the Closing Date to confirm that neither the Company, nor any Affiliate, shareholder, member officer, director, or employee of such Company is identified as “excluded individuals or entities” as said term is defined by Section 1128(a) of the Social Security Act (codified at 42 U.S.C. Section 1320a-7).

3.22       Stark Law. The conduct of the Business by the Buyer and/or the Company upon and after the Closing Date in a manner consistent with the past practices of the Company, and having the same officers, directors, employees as the companies had immediately prior to the Closing Date will not constitute a violation of 42 U.S.C. 1395nn.

3.23       Tax Matters.

(a)               The Company has timely filed or caused to be timely filed or will timely file or cause to be timely filed with the appropriate taxing authorities all returns, statements, forms and reports for Taxes (the “Returns”) that are required to be filed by, or with respect to, the Company on or prior to the Closing Date. The Returns have accurately reflected and will accurately reflect in all material respects all liability for Taxes of the Company for the periods covered thereby. The Company has paid all Taxes on or before the date on which such Taxes were due and has adequately accrued or reserved for on the Most Recent Balance Sheet all Taxes which are not yet due and payable.

(b)               All Taxes which the Company is (or was) required by law to withhold or collect have been duly withheld or collected, and have been or will be timely paid over to the proper authorities to the extent due and payable.

(c)               The Company is not and has never been a publicly traded partnership for United States federal income tax purposes.

(d)               The Company is not liable for any amounts in respect of Taxes imposed on or with respect to any other Person or entity, whether by law or by contract.

(e)               No United States federal, state or local or foreign audits, examinations, investigations or other administrative proceedings or court proceedings are, to the knowledge of the Company or any Shareholders, currently pending or threatened in writing with regard to any income Tax or any other material Tax of, or any income Return or other material Return filed by or on behalf of, the Company. There is no claim against the Company for any Tax, and no assessment, deficiency or adjustment has been asserted, proposed or threatened in writing with respect to any Return or Tax with respect to the Company.

(f)                There are no outstanding waivers, extensions or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Returns of the Company.

(g)               No closing agreements, private letter rulings or technical advice memoranda or similar agreements or rulings with respect to Taxes have been entered into or issued by any taxing authority with respect to the Company.

(h)               No power of attorney has been granted by or with respect to the Company with regard to any material matters relating to Taxes.

(i)                 No taxing authority has asserted that the Company should be filing Returns in any jurisdiction where the Company has not been filing Returns.

(j)                 The Company has not participated in any (i) “tax shelter” within the meaning of Section 6111 of the Code (as in effect prior to the enactment of Public Law 108-357) (or any comparable laws of jurisdictions other than the United States) or (ii) “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4 (as in effect at the relevant time) (or any comparable laws of jurisdictions other than the United States).

(k)               No tax is or will be required to be withheld under Section 1445 of the Code as a result of the acquisition of the Company Shares by the Buyer pursuant to this Agreement.

(l)                 For all periods from the date of its formation through and including the day immediately prior to the Closing, the Company has been, for federal (and, where applicable, state and local) income Tax purposes, properly treated as an “S corporation” within the meaning of Code § 1361(a)(1). The Company is not a successor (whether by merger, liquidation, conversion or otherwise) to any Person that at any time was taxable as a “corporation” for federal, state or local Income Tax purposes.

(m)             For the purposes of this Agreement, “Tax” or “Taxes” means all taxes, assessments, charges, duties, fees, levies or other governmental charges, including, without limitation, all federal, state, local, foreign and other income, franchise, profits, capital gains, membership interest, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, license, payroll, withholding and other taxes, assessments, charges, duties, fees, levies or other governmental charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Return), all estimated taxes, deficiency assessments, additions to tax, penalties and interest and shall include any liability for such amounts as a result either of being a member of a combined, consolidated, unitary or affiliated group or of contractual obligations to indemnify any Person or other entity.

3.24       Tax Advisors. Sellers have reviewed with their own tax advisors the U.S. federal, state and local and non-U.S. tax consequences of this investment and the transactions contemplated by this Agreement. With respect to such matters, Shareholders are relying solely on such advisors and not on any statements or representations of the Buyer or any of its respective principals, agents, written or oral. Each Shareholder understands and acknowledges that he or she (and not the Buyer) shall be responsible for his or her own tax liability that may arise as a result of an investment in Parent Stock or the transactions contemplated hereby.

3.25       Billing Practices. All billing practices of the Company with any commercial insurance payor, managed care plan, other prepaid plan, health care service plan or other third party payor, including any Governmental Entity or private payor (collectively “Payors”), including amounts such Company is entitled to receive under the Programs and from cash payors, are and have been in material compliance with all applicable Laws and/or billing guidelines of the Programs and the Payors. Company has not intentionally or negligently billed or received any payment or reimbursement in excess of amounts allowed by applicable Law or contract. There are no claims, actions, or appeals pending (and neither Company has filed any claims or reports that should result in any such claims, actions or appeals) before any commission, board or agency, including, without limitation, any fiscal intermediary or carrier or the Centers for Medicare & Medicaid Services (“CMS”), with respect to any state or federal Medicare or Medicaid claims filed on behalf of such Company.

3.26       Certain Actions. Company is not a party to a corporate integrity agreement with the Office of the Inspector General of the Department of Health and Human Services or any other Governmental Entity, or has any reporting obligations pursuant to any settlement agreement entered into with any Governmental Entity.

4.	REPRESENTATIONS, WARRANTIES AND COVENANTS OF BUYER

As an inducement to the Sellers to enter into this Agreement and to consummate the transactions contemplated by this Agreement, Buyer represents, warrants and covenants to the Sellers as hereafter set forth in this Section 4, and acknowledge that Sellers are relying upon such representations, warranties and covenants contained in this Section 4 as being true and correct:

4.1         Authority. Buyer is a corporation duly incorporated and organized, validly existing and in good standing under the laws of the State of Nevada. Buyer has full corporate power and authority to enter into this Agreement and the Related Documents, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder, and the board of directors of Buyer has determined it to be in the best interest of the respective corporations to consummate the Transaction. The execution, delivery and performance by Buyer of this Agreement and the Related Documents have been duly and validly approved by all necessary corporate action. This Agreement and each Related Document to which either or both of Buyer is a party, upon its execution and delivery, constitutes the legal, valid and binding obligation of Buyer. Neither the execution and delivery of this Agreement and the Related Documents nor the consummation of the transactions contemplated hereby and thereby will conflict with or result in any violation of or constitute a default under any term of the Articles of Incorporation or equivalent charter document or Bylaws of each Buyer or any agreement, mortgage, debt instrument, indenture or other instrument, judgment, decree, order, award, law or regulation by which each Buyer is bound.

5.	[INTENTIONALLY OMITTED]

6.	CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

The obligations of Buyer to consummate the transactions contemplated hereby are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Buyer in whole or in part):

6.1         Accuracy of Representations and Warranties. Each of the representations and warranties of the Sellers in this Agreement shall be accurate in all material respects as of the date of this Agreement. The Buyer must have completed all due diligence and the results of which are satisfactory to the Buyer in its sole and absolute discretion.

6.2         Sellers’ Performance. All of the covenants and obligations that Sellers are required to perform or to comply with pursuant to this Agreement at or prior to the Closing must have been duly performed and complied with in all material respects.

6.3         Documents, Certificates and Other Items. The Sellers will have delivered or caused to be delivered to Buyer:

(a)               Delivery by the Shareholders of duly executed assignments of the Company Shares;

(b)               A current Certificate of Good Standing issued by the Secretary of State of the State of Maine, such certificate dated not more than 15 days prior to the Closing Date;

(c)               a certificate of Company certifying (i) a true and complete copy of the Company’s articles of incorporation or charter, (ii) a true and complete copy of the Company’s Bylaws or operating agreement, and (iii) resolutions of the directors or managers of the Company and the Shareholders approving and authorizing the Company’s execution this Agreement and the Related Documents and the Company’s performance of its obligations under this Agreement and the Related Documents, and (ii) true and complete copies of the minutes of any meeting of the Shareholders or of any actions taken by the Shareholders without a meeting;

(d)               A certificate signed by each of the Shareholders, individually, and of an officer of the Company, stating that the conditions specified in Sections 6.1 and 6.2 have been satisfied;

(e)               A Non-Competition Agreement executed and delivered by Shareholders in the form attached hereto as Exhibit A;

(f)                Employment Agreements, executed and delivered by each Shareholder in the forms attached hereto as Exhibit B-1 and B-2 (collectively, the “Employment Agreements”);

(g)               A certificate executed by the Shareholders, satisfying the requirements of Treasury Regulations Section 1.1445-2(b) (2), stating that the Shareholders are not a “foreign person”;

(h)               A Lease Agreement by and between Shareholders, as lessors, and the Company, as lessee, duly executed by the Shareholders, and in the form of Exhibit C attached hereto (the “Fort Fairfield Lease”)

(i)                 Sublease of the Aroostook Mall Lease from the Shareholders to the Company, in form acceptable to the Buyer (the “Aroostook Sublease”);

(j)                 Sellers shall have executed and delivered a Closing Statement in form mutually agreed by Buyer and Sellers (the “Closing Statement”); and

(k)               All other documents and instruments required under this Agreement or reasonably requested by Buyer in connection with the consummation of the transactions contemplated by this Agreement.

6.4              Adverse Change. Since the date of the Most Recent Balance Sheet, there has been no Material Adverse Change.

6.5              Indebtedness.

(a)               On the Closing Date, the Company will have no outstanding liabilities for any indebtedness or other liability (including capital leases), except for the following: trade payables which are “in terms” and do not exceed $150,000 in the aggregate (to the extent the trade payables exceed the $150,000 limit, such excess shall be deducted from the Purchase Price and the Closing Cash Payment. All of the following shall be satisfied in full prior to Closing (or, alternatively, at the option of the Buyer, remain in place and deducted from the Purchase Price and the Closing Cash Payment): (i) bank loans and other indebtedness; (ii) deferred and accrued employee compensation, including payroll, payroll taxes, bonus, vacation and PTO liabilities; (iii) non-trade, not-operating related payables; (iv) related-party liabilities. All Assets of the Company will be free and clear of liens, security interests, claims, mortgages or other encumbrances of any kind.

(b)               The Sellers shall cause the Company to deliver to Buyer not less than two (2) Business Days prior to the Closing Date a certificate setting forth the Indebtedness of the Company as of the Closing Date and the Apportionments (the “Estimated Closing Date Certificate”). Within 60 days after the Closing Date, Buyer shall prepare and deliver to the Sellers a statement (the "Closing Date Statement"), setting forth its calculation of the Indebtedness and Appropriations and any resulting post-Closing adjustments (the "Post-Closing Adjustments") due to a difference between the estimated Indebtedness and the estimated Apportionments, each as reflected on the Closing Date Statement.

(c)               Examination and Review.

(i)                 After receipt of the Closing Date Statement, the Sellers shall have 30 days (the "Closing Review Period") to review the Closing Date Statement. During the Closing Review Period, the Sellers and the Company's accountants shall have full access to the books and records of the Company, the personnel of, and work papers prepared by, Buyer and/or Buyer's Accountants to the extent that they relate to the Closing Date Statement and to such historical financial information (to the extent in Buyer's possession) relating to the Closing Date Statement as the Sellers may reasonably request for the purpose of reviewing the Closing Date Statement and to prepare a Closing Statement of Objections (as defined below), provided, that such access shall be in a manner that does not unreasonably interfere with the normal business operations of Buyer or the Company.

(ii)              On or prior to the last day of the Closing Review Period, the Sellers may object to the Closing Date Statement by delivering to Buyer a written statement setting forth the Sellers objections in reasonable detail, indicating each disputed item or amount and the basis for the disagreement therewith (the "Closing Statement of Objections"). If the Sellers fail to deliver the Closing Statement of Objections before the expiration of the Closing Review Period, the Closing Date Statement and the Post-Closing Adjustments shall be deemed to have been accepted by the Sellers. If the Sellers deliver the Closing Statement of Objections before the expiration of the Closing Review Period, Buyer and the Selling Shareholders shall negotiate in good faith to resolve such objections within 30 days after the delivery of the Closing Statement of Objections (the "Closing Resolution Period"), and, if the same are so resolved within the Closing Resolution Period, the Post-Closing Adjustment and the Closing Date Statement, with such changes as may have been previously agreed in writing by Buyer and the Selling Shareholders, shall be final and binding.

(d)               Payment of Post-Closing Adjustment.

(i)                 If the Post-Closing Adjustment, as finally resolved, is a negative number, then the amount thereof shall be offset on a dollar-for-dollar basis against the next installments of the Cash Holdback Payments.

(ii)              If the Post-Closing Adjustment, as finally resolved, is a positive number, then the Buyer shall pay, no later than five (5) Business Days after the Post-Closing Adjustment is finally resolved the Post-Closing Adjustment to the Sellers in immediately available funds, to be paid in accordance with such Shareholder’s Pro Rata Share of such Post-Closing Adjustment.

(iii)            Any payments made pursuant to this Section 6.5(d) shall be treated as an adjustment to the Purchase Price by the parti1es for Tax purposes, unless otherwise required by Law.

7.	CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLERS

The obligations of the Sellers to consummate the transactions contemplated hereby are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Sellers, in whole or in part):

7.1              Accuracy of Representations and Warranties. Each of the representations and warranties of the Buyer in this Agreement shall be accurate in all material respects as of the date of this Agreement.

7.2              Buyer’s Performance. Each of the covenants and obligations that Buyer is required to perform or to comply with pursuant to this Agreement at or prior to the Closing must have been duly performed and complied with in all material respects.

7.3              Documents, Certificates and Other Items. Buyer will have delivered the following to Shareholders:

(a)               All of the documents or instruments required to be delivered by the Buyer under this Agreement;

(b)               All other documents and instruments reasonably required by the Sellers in connection with the consummation of the transactions contemplated by this Agreement;

(c)               A certificate signed by an officer of the Buyer stating that the conditions specified in Sections 7.1 and 7.2 have been satisfied;

(d)               Company shall have executed and delivered the Aroostook Sublease Assignments;

(e)               Company shall have executed and delivered the Fort Fairfield Lease;

(f)                Buyer shall have executed and delivered each of the Employment Agreements;

(g)               Buyer shall have executed and delivered the Closing Statement; and

(h)               All other documents and instruments required under this Agreement or reasonably requested by the Sellers in connection with the consummation of the transactions contemplated by this Agreement.

8.	INDEMNIFICATION

8.1              Indemnification by the Shareholders.

(a)               The Shareholders, jointly and severally, agree to indemnify, hold harmless, defend and bear all costs of defending Buyer and its respective past, present and future employees, directors, officers, stockholders, agents and attorneys , from, against and with respect to any and all damage, loss, deficiency, expense (including any reasonable attorney and accountant fees, legal costs or expenses), action, suit, proceeding, demand, assessment or judgment to or against Buyer, together with their respective past, present and future employees, directors, officers, stockholders, agents, attorneys, successors and assigns, (collectively, “Buyer’s Aggregate Net Loss”) arising out of or in connection with:

(i)                 Any breach or inaccuracy of any representation or warranty of the Sellers contained in this Agreement;

(ii)              Any claim by any person asserting any ownership interest in or rights to the Business or to acquire any equity interest of the Company or its Subsidiaries;

(iii)            Fees and expenses of persons engaged by any Seller in connection with the negotiation and execution of this Agreement or consummation of the transactions contemplated hereby;

(iv)             business activities of the Company prior to the Closing Date including, but not limited to, those arising from any services or products provided by Company prior to the Closing Date (excluding however, customary warranty and service work performed by the Company in the ordinary course of business);

(v)               any claims by third parties made against the Company or its Subsidiaries, or the Buyer after the Closing Date arising from or relating to any action, inaction, event, occurrence or circumstance occurring or existing prior to the Closing Date (excluding however, customary warranty and service work performed by the Company in the ordinary course of business); and

(vi)             Any violation of, or nonperformance by, the Sellers of any of their respective covenants or agreements contained in this Agreement or in any Related Document.

8.2              Indemnification by the Buyer.

(a)               The Buyer agrees to indemnify, hold harmless, defend and bear all costs of defending the Sellers, from, against and with respect to any and all damage, loss, deficiency, expense (including any reasonable attorney and accountant fees, legal costs or expenses), action, suit, proceeding, demand, assessment or judgment to or against the Sellers arising by virtue of his or her status as a shareholder, officer, employee, director or agent of the Company or his or her sale of the Company Shares pursuant to this Agreement (collectively, the “Sellers’ Aggregate Net Loss”) arising out of or in connection with:

(i)                 All liabilities, damages or claims arising out of the business activities of the Company occurring on and after the Closing Date, other than those arising out of or in connection with any breach, violation, nonperformance or activities covered by Section 8.1(a);

(ii)              Any breach or inaccuracy of any representation or warranty of Buyer contained in this Agreement or in any Related Document;

(iii)            Fee and expenses of persons engaged by Buyer in connection with the negotiation and execution of this Agreement or consummation of the transactions contemplated hereby; and

(iv)             Any violation of, or nonperformance by, the Buyer of any of its covenants or agreements contained in this Agreement or in any Related Document.

8.3              No Duplicate Recovery. In the event an indemnified party recovers damages in respect of an indemnification claim, no other indemnified party may recover the same damages in respect of a claim for indemnification under this Agreement.

8.4              Tax Treatment of Indemnity Payments. Sellers and Buyer agree that any indemnification payments made pursuant to Section 8 of this Agreement shall be treated for all tax purposes as an adjustment to the purchase price unless otherwise required by Law.

8.5              Survival of Indemnity Obligations. The rights of Buyer and the Sellers to assert indemnification claims under Section 8 will survive the Closing Date and will expire (a) as to claims arising relating to a breach of Sections 3.2 (Capitalization), 3.3 (Ownership of Company Units), 3.4 (Authority of Sellers), Sections 3.7 (Permits; Compliance with Laws; Litigation), 3.16 (Environmental Matters), 3.20 (Questionable Payments), 3.22 (Stark Law), 3.21 (Medicare and Medicaid Program Participation), 3.23 (Tax Matters), 4.1 (Authority) and 4.2 (Status of Parent Stock) (collectively the “Fundamental Representations”), claims for fraud and with respect to undisclosed liabilities, and any claim arising pursuant to Section 8.2(a)(i), on the date on which the running of the statute of limitations with respect to any such claim will bar the assessment and collection of such claim, and (b) as to all other claims, twelve (12) months from and after the Closing Date.

8.6              Notice of Claims. If any claim is made by or against a party which, if sustained, would give rise to a liability of the other party under this Section 8, that party (the “Claiming Party”) will promptly cause a written notice of the claim to be delivered to the other party (the “Indemnifying Party”) and will afford the Indemnifying Party and its counsel who is reasonably determined to be qualified and approved by the Claiming Party, at the Indemnifying Party’s sole expense, the opportunity to defend or settle the claim (and, with respect to claims made by third parties, the Claiming Party will have the right to participate in the defense or settlement of such claim at its sole expense). Any notice of a claim will state, with reasonable specification, the alleged basis for the claim and the amount of liability asserted by or against the other party by reason of the claim. If such notice is not given, it will not release the Indemnifying Party, in whole or in part, from its obligations under this Section 8, except to the extent that the Indemnifying Party’s ability to defend against such claim is materially prejudiced thereby. The Indemnifying Party will not be liable for any costs incurred by or compromise or settlement reached by the Claiming Party without the Indemnifying Party’s prior written consent; provided however, if notice is given and the Indemnifying Party fails to assume the defense of the claim within fifteen (15) days thereof, the claim may be defended, compromised or settled by the Claiming Party without the consent of the Indemnifying Party and the Indemnifying Party will be liable for the costs of such defense and associated with any such compromise or settlement and shall remain liable under this Section 8. Notwithstanding anything to the contrary herein, Buyer may elect, in its sole discretion, to recover a portion or all of Buyer’s Aggregate Net Loss by reducing the amounts due under Section 1.4 or otherwise payable hereunder or under a Related Document. Such reduction shall be deemed to be the payment of such payments. The Sellers agree and acknowledge that they shall not be entitled to be indemnified by, or receive contribution from, the Company with respect to any indemnification claims made against them hereunder.

8.7              Limitations

(a)               For the sole purpose of determining Buyer’s Aggregate Net Loss (and not determining whether or not any breaches of representations and warranties have occurred), the representatives and warranties of Sellers shall not be deemed qualified by any references to materiality, Material Adverse Effect or Material Adverse Change.

(b)               Notwithstanding anything to the contrary contained in this Section 8, the Shareholders will have no liability (other than the Fundamental Representations, for which the following limitation will not apply) in excess of the Purchase Price (the “Cap”).

8.8              Right of Holdback and Setoff. Upon notice to the Shareholders specifying in reasonable detail the basis for any claim for which a Buyer may be entitled to indemnity pursuant to Section 8, the Buyer may hold back from any Cash Holdback Payment, its good faith reasonable estimation of the Buyer’s Aggregate Net Losses for such claim until such time as the claim is resolved and the actual Buyer’s Aggregate Net Losses are determined in accordance with Section 10.11 (the “Resolved Claim Amount”), after which Buyer shall be entitled to set-off the Resolved Claim Amount against the next accruing installments of the Cash Holdback Payments. Buyer shall promptly release to Shareholders when payable pursuant to Section 1.2(c), the applicable Cash Holdback Payment in excess of any Resolved Claim Amount and estimated Indemnified Amount for any unresolved claims hereunder.

8.9              Tax Treatment of Indemnification Payments.  Any Indemnified Amounts payable by Shareholders to Buyer shall be treated as an adjustment to the Purchase Price for Tax purposes.

8.10          Mitigation of Loss. Each Indemnified Party shall be required to use reasonable commercial efforts to mitigate Indemnified Amounts.

8.11          Releases. In addition to the indemnification obligations of Buyer pursuant to this Section 8, Buyer shall use all commercially reasonable efforts to obtain the release of the Shareholders and its Affiliates from any and all guarantees in respect of liabilities and obligations of the Company, including without limitation, the Third Party Leases, Equipment Indebtedness and vendors and suppliers of the Company.

8.12          Materiality. For purposes of determining whether there has been a breach and the amount of any losses that are the subject matter of a claim for indemnification hereunder, each representation, warranty and covenant in this Agreement and each certificate or document delivered pursuant hereto shall be read without regard to and without giving effect to the terms(s) “material”, “Material Adverse Effect” (which shall instead be read as adverse effect on, or change to), “material adverse change”, “immaterial” or similar qualifiers as if such words and surrounding related words (e.g., “reasonably be expected to,” “could have” and similar restrictions and qualifiers) were deleted from such representation, warranty or covenant.

9.	[INTENTIONALLY OMITTED]

10.	GENERAL PROVISIONS

10.1          Confidentiality. The Buyer and Sellers agree to maintain in confidence, and will cause the directors, officers, employees, agents, and advisors of Buyer and the Sellers, respectively, to maintain in confidence, any written, oral, or other information obtained in confidence from another party in connection with this Agreement or the transactions contemplated hereby, unless (i) such information is already known to such party or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of such party, (ii) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the transactions contemplated hereby or otherwise is reasonably necessary to satisfy any of the conditions precedent specified in Sections 6 and 7, or (iii) the furnishing or use of such information is required by or necessary or appropriate in connection with legal proceedings. Notwithstanding the foregoing, Buyer or its Affiliates may make announcements regarding this Agreement and the transactions contemplated hereby to comply with Canadian securities regulations, provided that the Company or its representative(s) shall have the opportunity to review and comment on any proposed announcement. If the Transaction is not consummated, each party will return or destroy all confidential information provided by the other party as the providing party may reasonably request.

10.2          Governing Law. This Agreement, including all exhibits and schedules and all documents or instruments delivered in connection herewith, and all disputes among the parties under this Agreement will be governed by, and construed and enforced in accordance with and decided pursuant to, the laws of the Commonwealth of Kentucky (and in accordance with federal law interpreting the Federal Arbitration Act where applicable), without regard to any jurisdiction’s conflicts or choice of law provisions.

10.3          Notices. All notices or other communications required or permitted hereunder will be in writing and will be deemed given or delivered when delivered personally, by registered or certified mail, by legible facsimile transmission or by overnight courier (fees prepaid) addressed as follows:

If to Buyer:	ProTech Home Medical Corp. 1019 Town Drive Wilder, KY 41076 Attn: Hardik Mehta

With a copy by email to:	hmehta@myphm.com

With a copy to:	Katz, Teller, Brant & Hild 255 East Fifth Street, Suite 2400 Cincinnati, Ohio 45202 Attn: John R. Gierl, Esq.

With a copy by email to:	jgierl@katzteller.com

If to the Shareholders or the Company, to:	Scott A. Clark [REDACTED: PERSONAL CONTACT INFORMATION] Stephen L. Clark [REDACTED: PERSONAL CONTACT INFORMATION]

With a copy to:	Solman & Hunter, P.A. P.O. Box 665 Caribou, Maine 04736 Attn: Richard D. Solman, Esq.

With a copy by email to:	rsolman@solmanhunter.com

or to such address as such party may indicate by a notice delivered to the other parties. Notice will be deemed received the same day (when delivered personally), five (5) days after mailing (when sent by registered or certified mail) and the next business day (when delivered by overnight courier). Any party to this Agreement may change its address to which all communications and notices may be sent by addressing notices of such change in the manner provided.

10.4          Assignment. This Agreement may not be assigned by any party without the prior written consent of all of the other parties hereto.

10.5          Entire Agreement; Amendments. This Agreement along with the Schedules and Exhibits attached hereto and the Related Documents is an integrated document, contains the entire agreement between the parties, wholly cancels, terminates and supersedes any and all previous and/or contemporaneous oral agreements, negotiations, commitments and writings of the parties with respect to such subject matter. No change, modification, extension, termination, notice of termination, discharge, abandonment or waiver of this Agreement, or any schedule or exhibit hereto, or any document or instrument delivered in connection herewith, or any of its provisions, nor any representation, promise or condition relating hereto or thereto, will be binding upon any party unless made in writing and signed by all of the parties hereto.

10.6          Expenses. Except as otherwise expressly provided in this Agreement, each party to this Agreement will bear his, her or its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the transactions contemplated hereby, including all fees and expenses of agents, representatives, counsel, and accountants. For purposes of clarification, the Shareholders shall pay all such expenses incurred and paid by the Company after the Closing Date or its Subsidiaries and the Shareholders shall reimburse the Company at Closing for any such expenses which the Company or its Subsidiaries have paid. The party retaining any broker, finder or investment banker in connection with this Agreement will pay all amounts payable to such broker, finder or investment banker.

10.7          Partial Invalidity. Wherever possible, each provision will be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of these provisions will, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provisions of this Agreement, and this Agreement will be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein, unless the deletion of such provision or provisions would result in such a material change as to cause the completion of these transactions to be unreasonable.

10.8          Tax Matters; Further Assurances.

(a)               The Parties will execute such additional documents and instruments, take such other actions, complete such other formalities, and extend such other cooperation as may be reasonably requested or required to consummate the transactions contemplated by this Agreement. From time to time following the Closing Date and without further consideration: (a) the Sellers will immediately deliver to Buyer any cash or other property that such Sellers may receive in respect of receivables relating to the Assets and operations of the Business (whether attributable to periods before or after the Closing Date) and (b) each party will, at the request of the other party, execute and deliver to the other party such other instruments of conveyance and transfer as a party may reasonably request or as may be otherwise necessary to effect the Transaction or to more effectively convey and transfer to, and vest in, and put in possession of, in the case of Buyer, any part of the Company Shares or the Assets, and, in the case of Sellers, the Purchase Price.

(b)               The Parties shall cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of any tax returns pursuant to this Section 10.8 and any audit, litigation or other proceeding with respect to Taxes. The Sellers shall, at their expense, prepare all federal, state and local income tax returns for the period ending on the Closing Date and shall submit such returns to the Purchaser for approval prior to filing. Purchaser shall have thirty (30) days to review and dispute such tax returns. If not disputed, Sellers shall file them as required. The Company shall retain all tax returns, reports and work papers, and financial records of the Company for ten years after the Closing Date. Upon the request of a Party in connection with any such audit, litigation or other proceeding, the other Parties shall provide such records and information which are reasonably relevant and shall make employees available on a mutually convenience basis to provide additional information and explanation of any material provided hereunder. The Parties further agree, upon request, to provide the other Parties with information about the transactions contemplated by this Stock Purchase Agreement that the requesting Party may be required to report pursuant to the United States Internal Revenue Code (hereinafter referred to as the “Code”) and all Treasury Department Regulations promulgated thereunder.

(c)               Prior to the Closing Date, the Company will not take any affirmative action to cause the Company not be taxed as an S corporation within the meaning of Code Sections 1361 and 1362.

(d)               Each of the Sellers and Buyer shall cooperate in the preparation of all Tax Returns for any Tax periods for which the other party could reasonably require its assistance in obtaining any necessary information. As additional consideration for the Transaction, effective on the Closing Date, each Seller hereby releases any and all claims, rights, obligations, debts and causes of action, whether matured or unmatured, known or unknown, that such Seller, in his or her capacity as a shareholder, member, director, officer, employee or otherwise, may have against the Company, its Subsidiaries or the Buyer, or is respective Affiliates, other than claims under this Agreement.

10.9          Counterparts. This Agreement may be executed in one or more counterparts, each of which will be considered an original instrument and all of which together will be considered one and the same agreement, and will become effective when counterparts, which together contain the signatures of each party, will have been delivered to Buyer and Sellers. Delivery of executed signature pages by facsimile transmission, “pdf” or other electronic transmission will constitute effective and binding execution and delivery of this Agreement.

10.10      Interpretation. Article titles and headings to Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of any of the provisions of this Agreement. All references to Sections and subsections contained in this Agreement refer to the Sections and subsections of this Agreement. All references to Schedules or Exhibits contained in this Agreement are references to the Schedules or Exhibits described on the list immediately following the signature page hereto. All references to the words “include” or “including” shall mean “including without limitation.” Any and all Schedules, Exhibits, statements, reports, certificates or other documents or instruments referred to in or attached to this Agreement, including the “Background” portion of this Agreement, are incorporated by reference as though fully set forth at the point referred to in this Agreement. There will be no presumption against any party on the ground that such party was responsible for preparing this Agreement or any part of it. All pronouns and any variations thereof will be deemed to refer to the masculine, feminine, neuter, singular or plural as the context may require.

10.11      Disputes.

(a)               All disputes which in any manner arise out of or relate to this Agreement or the subject matter thereof (but not including disputes under employment agreements, which shall be governed by the provisions of such agreements) shall be resolved exclusively by arbitration in accordance with the provisions of this Section. A party may commence arbitration by sending a written demand for arbitration to the other parties. However, such demand shall not be effective unless it sets forth in detail the nature of the controversy, the dollar amount involved, if any, the remedies sought, and attached to such demand is a copy of this subsection.

(b)               There shall be one arbitrator. If the parties shall fail to select a mutually acceptable arbitrator within ten (10) days after the demand for arbitration is mailed, then the parties stipulate to arbitration before a single arbitrator sitting on the panel of the American Arbitration Association (“AAA”), and selected in the sole discretion of the AAA administrator. The arbitrator will have background and qualifications to consider disputes involving mergers and acquisitions law, corporate law and health care regulatory law.

(c)               The parties shall share all costs of arbitration, except that the prevailing party shall be entitled to reimbursement by the other party of such party’s attorneys’ fees and costs and any arbitration fees and expenses incurred in connection with the arbitration hereunder.

(d)               The substantive law of the Commonwealth of Kentucky shall be applied by the arbitrator.

(e)               Arbitration shall take place in Cincinnati, Ohio unless the parties otherwise agree. As soon as reasonably practicable, a hearing with respect to the dispute or matter to be resolved shall be conducted by the arbitrator. As soon as reasonably practicable thereafter, the arbitrator shall arrive at a final decision, which shall be reduced to writing, signed by the arbitrator and mailed to each of the parties and their legal counsel.

(f)                All decisions of the arbitrator shall be final, binding and conclusive on the parties and shall constitute the only method of resolving disputes or matters subject to arbitration pursuant to this Agreement. The arbitrator or a court of appropriate jurisdiction may issue a writ of execution to enforce the arbitrator’s judgment.

(g)               Notwithstanding the foregoing, because time is of the essence of this Agreement, the parties specifically reserve the right to seek a judicial temporary restraining order, preliminary injunction, or other similar short term equitable relief, and grant the arbitrator the right to make a final determination of the parties’ rights, including whether to make permanent or dissolve such court order. The arbitrator shall have the power to grant all legal and equitable remedies provided by Kentucky or federal law; provided however, said arbitrator shall not have the power to award punitive or exemplary damages. The decision of the arbitrator may be entered in any court having jurisdiction thereof and the award may be judicially enforced.

10.12      Third-Party Beneficiaries. This Agreement will not confer any rights or remedies upon any Person (including any Related Party) other than the parties to this Agreement and their respective successors and permitted assigns.

10.13      Definitions. In addition to words and terms defined elsewhere in this Agreement, the following words and terms shall have the following respective meanings:

“Accounts Payable” shall have the same meaning and import as provided by the definition of Accounts Payable under Generally Accepted Accounting Principles.

“Accrued Liabilities” shall have the same meaning and import as provided by the definition of Accrued Liabilities under Generally Accepted Accounting Principles.

“Agreement” shall mean this Purchase Agreement, including the exhibits and schedules attached hereto, as the same may be amended, supplemented or modified in accordance with the terms hereof.

“Affiliate” means, with respect to any Person, any of (a) a manager, member, director, officer or shareholder of such Person and (b) any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another Person. The Term “control” includes the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Business Day” shall mean any day other than a Saturday, Sunday or day on which national banks located in the United States or Canada are authorized or obligated to close.

“Business Documents” means all of the Company’s rights in, to and under all supplier agreements and any other agreements with the vendor or manufacturer of any equipment or goods used by such Company in the Business, equipment service agreements, leases of equipment that are related to and used by the Company in the Business and all agreements, business licenses (including any licenses held personally) and permits that are related to the Company’s conduct of the Business.

“Customer Contracts” means all of the Company’s rights in, to and under all agreements with the Company’s customers.

“Equipment Indebtedness” means Indebtedness incurred with a specialized leasing company, lender and/or supplier, to finance the acquisition cost of supplies, equipment and other consumables used in the Business, including without limitation, capitalized lease obligations and purchase money security financing, as identified in Schedule 3.8(b).

“Hazardous Materials” includes hazardous waste, hazardous substances, toxic substances and related materials, including all materials and substances regulated by the Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Hazardous Materials Transportation Act, the Toxic Substances Control Act, the Federal Water Pollution Control Act, the Federal Safe Drinking Water Act, the Federal Air Pollution Control Act, the Oil Pollution Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Atomic Energy Act, Occupational Safety and Health Act, each as amended, and any regulations promulgated thereunder or any other applicable federal, state or local environmental law, statute, rule, regulation or ordinance.

“Indebtedness” shall mean as applied to a Person (“such Person”) means, without duplication, (i)(a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by debentures, promissory notes, bonds (other than performance, surety or customs bonds in the ordinary course of business), loan agreements or other similar instruments and (c) all interest-bearing obligations of such Person to the extent not otherwise covered by clauses (a) and (b); (ii) capitalized lease obligations and any synthetic lease obligations of such Person, (iii) all reimbursement obligations of such Person in connection with letters of credit or letter of credit guaranties issued for the account of such Person; and (iv) all obligations of such Person to pay the deferred purchase price of property or services including Purchase Money Indebtedness.

“Material Adverse Effect” or “Material Adverse Change” means any effect, event, development, circumstance or change that has been, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, assets, financial condition, operations, operating results or any other condition of the Company other than any effect or change to the extent resulting from or relating to: (a) general business or economic conditions (to the extent such effect, event, development, circumstance or change does not affect the Company in a disproportionate manner relative to other participants in the industry in which it operates), (b) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (c) financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index) (to the extent such effect, event, development, circumstance or change does not affect the Company in a disproportionate manner relative to other participants in the industry in which it operates), (d) changes in Laws, and (e) the announcement or pendency of the Transaction or the identity of the Buyer or the Buyer Parent, including any impact thereof on relationships, contractual or otherwise, with any customers, suppliers or employees of the Company.

“Organizational Documents” shall mean, for any entity, its constituent or organizational documents, including: (a) in the case of any partnership, trust or other form of business entity, the partnership, or other applicable agreement of formation and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation with the secretary of state or other department in the state of its formation, in each case as amended from time to time; (b) in the case of any limited liability company, the articles or certificate of formation and its operating agreement or limited liability company agreement; and (c) in the case of a corporation, the certificate or articles of incorporation and its bylaws or regulations.

“Permitted Liens” means (i) liens for Taxes not yet due and payable or being contested in good faith by appropriate proceedings and for which there are adequate reserves on the books, (ii) workers or unemployment compensation liens arising in the Ordinary Course of Business not exceeding an amount of $1,000, in the aggregate; (iii) mechanic’s, materialman’s, supplier’s, vendor’s or similar liens arising in the Ordinary Course of Business securing amounts that are not delinquent, not exceeding an amount of $1,000, in the aggregate and (iv) zoning ordinances, recorded easements and other restrictions of legal record affecting the Leased Property or matters which would be revealed by a survey, and that in either case do not, individually or in the aggregate, impair the current use or occupancy of the Leased Real Property or have a Material Adverse Effect on the Company or the Business.

“Person” shall be construed broadly and shall include an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Authority (or any department, agency, or political subdivision thereof).

“Related Documents” means the Non-competition Agreement, the Leases, the Lease Assignments, and all other written agreements, documents and certificates expressly required by this Agreement to be delivered to another Party on the date hereof.

“Shareholders’ Knowledge” or “Knowledge of Shareholders” means and includes the actual knowledge and constructive knowledge of Shareholders, which means knowledge that an ordinary person would have exercising prudence of a reasonable manner in the same or similar circumstance, of Shareholders.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Purchase Agreement to be executed on as of the date first written above.

Buyer:	PHM LOGISTICS CORPORATION

By:
Name:
Title:

Company:	ACADIA MEDICAL SUPPLY, INC.

By:
Name:
Title:

Shareholders:

SCOTT A. CLARK

STEPHEN L. CLARK

[Signature Page – Purchase Agreement]

EXHIBIT A

NONCOMPETITION AGREEMENT

This Noncompetition Agreement (this “Agreement”) is entered into as of December 1, 2019 by and between PHM Logistics Corporation, a Nevada corporation (the “Buyer”) and each of Scott A. Clark and Stephen L. Clark, an individual residing in the State of Maine (each a “Shareholder” and, collectively, the “Shareholders”).

Background

Pursuant to the terms and provisions of that certain Purchase Agreement dated the date hereof (the “Purchase Agreement”) by and among the Buyer, Acadia Medical Supply, Inc., a Maine corporation (“Seller”), and Shareholders, Buyer has acquired from Shareholders all of the issued and outstanding capital stock of the Company. Capitalized terms that are used but not defined herein shall have the respective meanings accorded to such terms in the Purchase Agreement.

As a condition to the consummation of the transactions contemplated by the Purchase Agreement (the “Transaction”), the Company, who will be the sole owner of the Company after the consummation of the Transactions, and Parent are requiring that Shareholder enter into this Agreement.

The undersigned Shareholders, as the owners of all of the outstanding capital stock of the Company prior to the Transaction, each represents and agrees that he will receive substantial benefits from the Transaction and the purchase of the Company Shares by the Buyer. Buyer and the Company intend to operate the business of the Company after the Closing.

Agreement

NOW THEREFORE, for the consideration set forth herein, the receipt and sufficiency of which are acknowledged by the parties, and intending to be legally bound hereby, the Company and each Shareholder agree as follows:

1.       Definitions. As used herein:

(a)	“Confidential Information” shall include, but is not necessarily limited to, any information relating to the business or affairs of the Company and any of affiliates, which may include, in whole or part, information concerning the accounts, sales, sales volume, sales methods, sales proposals, Customers (as defined below) or prospective Customers, prospect lists, manuals, formulae, products, processes, methods, financial information or data, business and financial strategies, methods or practices, physicians or other parties who refer patients to the Company or any of its affiliates, physicians or other persons who provide diagnostic services to or on behalf of the Company or any of its affiliates or the patients or Customers of the Company or any of its affiliates, insurance companies, health care providers and such health care provider’s insurance companies, pricing data or lists, business plans, financial models, compositions, ideas, improvements, inventions, research, computer programs, computer related information or data, system documentation, software products, patented products, copyrighted information, know-how and operating methods and any other trade secret or proprietary information developed, owned, possessed or used by the Company or any of its affiliates. “Confidential Information” shall not include information that: (i) is or becomes generally available to the public other than as a result of a disclosure of such information by Shareholder; or (ii) is or becomes available to Seller on a non-confidential basis from a source other than the Company, any of its affiliates or their respective representatives and such source is not bound by a confidentiality agreement with, or other obligation of secrecy to, the Company or any of its affiliates. Information constituting individually identifiable “protected health information” as such term is defined in the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) of patients of Company shall be subject to the use and disclosure in accordance with the provisions of HIPAA.

(b)	“Customer(s)” shall mean any individual, corporation, limited liability company, partnership, business or other entity, whether for-profit or not-for-profit (i) whose existence and business is known to a Shareholder as a result of Shareholder’s access to the Company’s or any of its affiliates’ business information, Confidential Information, Customer lists or Customer account information; (ii) that is a business entity or individual with whom the Company or any of its affiliates has contracted or negotiated during the term of this Agreement; (iii) physicians or other parties who refer patients to the Company or any of its affiliates; (iv) physicians or other persons who provide diagnostic services to or on behalf of the Company or any of its affiliates or patients or Customers; or (v) who is or becomes a prospective client, Customer, patient, supplier or acquisition candidate of the Company or any of its affiliates during the term of this Agreement.

(c)	“Competing Business” shall mean any individual, corporation, limited liability company, partnership, business or other entity which operates or attempts to operate a business which provides, designs, develops, markets, invests in, produces or sells any products, services, or businesses which are the same or similar to, or otherwise competes with, those produced, provided, marketed, invested in or sold by the Company or any of its affiliates.

(d)	“Restrictive Period” shall mean the period beginning on the Closing Date and ending on the fifth (5th) anniversary of the Closing Date; provided however, in the event of a default in payment of all or any portion of the Cash Holdback Payments (as defined in the Purchase Agreement), the Restrictive Period will be reduced in proportion to the amount by which the unpaid Cash Holdback Payments bears to the total purchase price of $1,750,000. For example, if the aggregate unpaid Cash Holdback Payments is $100,000, the Restrictive Period will be reduced from 5 years to 4 years and 261 days [5 years x (1,650,000/1,750,000)].

(d)	“Territory” shall mean the State of Maine.

2.	Agreement Not to Compete. In order to protect the business interest and good will of the Company and its affiliates with respect to Customers and accounts, and to protect Confidential Information, each Shareholder covenants and agrees that during Restrictive Period, the Shareholders shall not, directly or indirectly, within the Territory, and whether as an investor (excluding investments representing less than two percent (2.0%) of the common stock of a public company), lender, owner, stockholder, manager, member, officer, director, consultant, employee, agent, salesperson or in any other capacity, whether part-time or full-time:

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(a)	cause, induce, solicit or encourage any Customer of the Company or any of its affiliates to purchase, lease, obtain, acquire or license a product or service that is the same as, similar to, or in competition with those products and/or services made, rendered, provided, marketed, offered or under development by the Company or any of its affiliates or otherwise to terminate or adversely modify such Customer’s relationship with the Company or any of its affiliates;

(b)	cause, solicit, induce or encourage any employees, consultants or contractors (including physicians or other persons who provide diagnostic services to or on behalf of the Company and its affiliates or patients or Customers) of the Company or any of its affiliates to leave such employment or service, or hire, employ or otherwise engage any such individual, or otherwise adversely modify such individual’s employment or service relationship with the Company or any of its affiliates; and

(c)	Become associated with or in any manner connected to, render any services or aide to, or otherwise engage in any Competing Business in any area where the Company conducts business and/ or operates a facility. Each Shareholder acknowledges and agrees that the geographic, length of term and types of activities restrictions (non-competition restrictions) contained in this Agreement are reasonable and necessary to protect the legitimate business interests of the Company and its affiliates because of the scope of the Company’s business and that Parent and Buyer would not have consummated the Transaction unless Shareholders agreed to the restrictions contained herein.

If a Shareholder violates the provisions of this Section 2, the periods described herein shall be extended by that number of days which equals the aggregate of all days during which at any time any such violations occurred.

3.	Non-disparagement and Confidentiality. Shareholders will not, at any time during or after the Restrictive Period, disparage the Company or any of its affiliates, the business conducted by the Company prior to or following the consummation of the Transaction, or any equity or debt owner, director, officer, employee or agent of the Company or any of its affiliates. Each Shareholder covenants and agrees not to communicate or divulge to any person, firm, corporation or business entity, either directly or indirectly, or to use for any purpose other than for the benefit of the Company, and to hold in strict confidence for the benefit of the Company, all Confidential Information. Shareholders will not use any Confidential Information for his or her own personal benefit.

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4.	Scope of Covenants. Each Shareholder acknowledges that the territorial, time, scope and activity limitations set forth in Section 2 and 3 hereof are reasonable and are properly required for the protection of the Company and its affiliates. If any such territorial, time, scope and/or activity limitation is determined to be unreasonable by a court or other tribunal, the parties agree to the reduction of such territorial, time, scope and/or activity limitations (including the imposition of such a limitation if it is missing) to such an area, period or scope of activity as said court or tribunal shall deem reasonable under the circumstances. Also, if the Company seeks partial enforcement of Section 2 and 3 as to only a time and scope of activity which is reasonable, then the Company shall be entitled to such reasonable partial enforcement. If such reduction or (if the Company seeks partial enforcement) such partial enforcement is not possible, then the unenforceable provision or portion thereof shall be severed as provided in Section 6 hereof.

5.	Severability. Subject to Section 4, if any provision of this Agreement or portion hereof is determined by a court or other tribunal to be wholly or partially unenforceable in any jurisdiction, then (for purposes of such jurisdiction) such provision or portion hereof shall be struck from the remainder of this Agreement, which shall remain in full force and effect. Without limitation of the foregoing: (1) any one or more of clauses of Section 2 hereof may be so severed from the remainder of this Agreement; and (2) the restricted period shall be construed as if each month therein were listed in a separate clause which may be so severed.

6.	Equitable Relief; Fees and Expenses. Each Shareholder acknowledges and agrees that any breach of this Agreement by a Shareholder will result in immediate and irreparable harm to the Company and its affiliates, the amount of which will be extremely difficult to ascertain, and that the Company could not be reasonably or adequately compensated by damages in an action at law. For these reasons, the Company and any of its affiliates shall have the right, without objection from Shareholders, to obtain such preliminary, temporary or permanent injunctions or restraining orders or decrees as may be necessary to protect the Company and its affiliates against, or on account of, any breach by a Shareholder of the provisions of this Agreement without the need to post bond. Such right to equitable relief is in addition to all other legal remedies the Company may have to protect its rights. IN ANY ACTION OR PROCEEDING BROUGHT BY A PARTY TO ENFORCE THIS AGREEMENT, THE PREVAILING PARTY SHALL BE ENTITLED TO RECOVER THE COSTS AND EXPENSES INCURRED (INCLUDING, BUT NOT LIMITED TO, LEGAL FEES AND EXPENSES INCURRED BY THE PREVAILING PARTY IN CONNECTION WITH ENFORCING THAT ACTION OR PROCEEDING). Shareholder further covenants and agrees that any order of court or judgment obtained by the Company which enforces the Company’s rights under this Agreement may be transferred, without objection or opposition by a Shareholder, to any court of law or other appropriate law enforcement body located in any other state in the U.S.A. or any other country in the world where Company does business, and that said court or body shall give full force and effect to said order and or judgment.

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7.	Dispute Settlement Procedure. Any controversy or claim arising out of or relating to this Agreement, or the actual or alleged breach of it, or arising out of or relating to the rights or duties or obligations of the parties in any capacity respecting any matter that could be asserted in a dispute with respect to this Agreement by way of cross-complaint or counterclaim, shall be subject to binding arbitration under the provisions of this Section 7. Arbitration shall be conducted in Cincinnati, Ohio, in accordance with, and by a neutral arbitrator appointed pursuant to the rules of the American Arbitration Association in effect at the time, and judgment upon the award rendered pursuant thereto may be entered in any court having jurisdiction thereof. Arbitration pursuant to this Agreement shall be a condition precedent to the bringing of any action, suit, or proceeding by any party subject to this Agreement, for any form of relief against a party subject to this Agreement arising out of its subject matter, or performance rendered or not rendered thereunder. The parties hereto hereby acknowledge and agree that the refusal or failure of any party to appear at, or participate in, any hearing or other portion of any arbitration proceeding, pursuant to this paragraph, shall not prevent any such hearing or proceeding from going forward, and the arbitrator is empowered to make a decision, or render an award, or both, ex parte, which shall be binding on such party as fully as though such party had fully participated in such hearing or proceeding. Unless otherwise determined by the arbitrator, each party shall share equally in the expenses and costs of the arbitrator. THE PARTIES UNDERSTAND THAT BY AGREEING TO THIS PARAGRAPH THEY ARE GIVING UP THEIR RIGHT TO RESOLVE DISPUTES ARISING UNDER THIS AGREEMENT BY ACTION IN A COURT OF LAW BEFORE A JUDGE OR JURY, AND ARE INSTEAD AGREEING TO BINDING ARBITRATION AS THE SOLE AND EXCLUSIVE METHOD OF RESOLVING SUCH DISPUTES. Notwithstanding any of the foregoing set forth in this Section 7, claims for emergency or preliminary or permanent injunctive relief can be brought in, and decided by, a state or federal court located in Cincinnati, Ohio.

8.	Waivers. The failure in any one or more instances of a party to insist upon performance of any of the terms, covenants or conditions of this Agreement, to exercise any right or privilege in this Agreement conferred, or the waiver by said party of any breach of any of the terms, covenants or conditions of this Agreement, shall not be construed as a subsequent waiver of any such terms, covenants, conditions, rights or privileges, but the same shall continue and remain in full force and effect as if no such forbearance or waiver had occurred. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party. A breach of any covenant shall not be affected by the fact that a more general covenant was not also breached.

9.	Acknowledgements. Each Shareholder hereby acknowledges and agrees that: (a) this Agreement is necessary for the protection of the legitimate business interests of the Company and its affiliates; (b) Shareholder has no intention of competing with the Company or any of its affiliates within the limitations set forth above; (c) Shareholder has received adequate and valuable consideration for entering into this Agreement; (d) Shareholder’s covenants shall be construed as independent of any other provision in this Agreement and the existence of any claim or cause of action Shareholder may have against the Company, whether predicated on this Agreement or not, shall not constitute a defense to the enforcement by Company of these covenants; and (e) the execution and delivery of this Agreement is a mandatory condition precedent to Buyer’ obligations under the Purchase Agreement.

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10.	Full Understanding. Each Shareholder acknowledges that before entering into this Agreement, Seller has had the opportunity to consult with any attorney or other advisor of his or her choice, and that this provision constitutes advice from the Company to do so if Shareholder chooses. Each Shareholder further acknowledges that he or she has entered into this Agreement of Shareholder’s own free will, and that no promises or representations have been made to Shareholders by any person to induce Shareholders to enter into this Agreement other than the express terms set forth herein. Each Shareholder further acknowledges that he or she has read this Agreement and understands all of its terms.

11.	Entire Agreement. This Agreement together with the Purchase Agreement constitutes the entire agreement between the parties with respect to the subject matter contained herein. Any amendments, or alternative or supplementary provisions to this Agreement, must be made in writing and duly executed by an authorized representative or agent of each of the parties hereto, provided that no employee of the Company shall have the authority to alter, orally or in writing, the terms of this Agreement, unless he/she has the prior written consent of the Board of Directors of Parent.

12.	Other Agreements. Each Shareholder represents and warrants that he or she is not a party to or otherwise subject to or bound by the terms of any contract, agreements or understandings that would affect his or her right or abilities to perform under this Agreement. Shareholder specifically represents that he or she is not subject to any other restrictive covenants or non-competition agreements.

13.	Choice of Law; Venue. This Agreement shall be governed by and construed under the laws of the Commonwealth of Kentucky as applied to agreements entered into and to be performed entirely within the Commonwealth of Kentucky, notwithstanding any provisions relating to conflict of laws. The parties hereby submit to the jurisdiction of, and waive any venue objections against, the federal and state courts located in Cincinnati, Ohio, in any action or proceeding to obtain emergency or preliminary or permanent injunctive relief. The parties agree that they shall not assert any claim that (i) they are not subject to the jurisdiction of such courts, (ii) the venue is improper, (iii) the forum is inconvenient, or (iv) any similar objection, claim or argument.

14.	Successor In Interest; Beneficiaries. This Agreement shall be binding upon and shall inure to the benefit of the permitted successors, assigns, heirs and legal representatives of the parties hereto. The Company shall have the right to assign this Agreement in connection with a merger, consolidation or restructuring involving the Company or any of its affiliates, or a sale or transfer of the business and/or any assets of the Company or any of its affiliates, and each Shareholder agrees to be obligated by this Agreement to any successor, assign or surviving entity. Any successor to the Company or any affiliate of the Company (including, but not limited to, Company, Parent and Buyer) is an intended third party beneficiary of this Agreement. Shareholders may not assign this Agreement.

15.	Notices. Any notice required, permitted, or desired to be given pursuant to any of the provisions of this Agreement shall be deemed to have been sufficiently given or served for all purposes when tele-copied, when delivered by hand or received by registered or certified mail, postage prepaid, or by nationally reorganized overnight courier service addressed to the party to receive such notice at the following address or any other address substituted therefor by notice pursuant to these provisions:

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To the Company at:	PHM Logistics Corporation 1019 Town Drive Wilder, KY 41076 Attn: Hardik Mehta

With a copy by email to:	hmehta@myphm.com

With a copy to:	Katz Teller Brant & Hild 255 E. Fifth Street, Suite 2400 Cincinnati, Ohio 45202 Attn: John R. Gierl, Esq.

With a copy by email to:	jgierl@katzteller.com

To Shareholders at:	Scott A Clark [REDACTED: PERSONAL CONTACT INFORMATION] Stephen L. Clark [REDACTED: PERSONAL CONTACT INFORMATION]

With a copy to:	Solman & Hunter, P.A. P.O. Box 665 Caribou, Maine 04736 Attn: Richard D. Solman, Esq.

With a copy by email to:	rsolman@solmanhunter.com

or at such other address as may be given by either of them to the other in writing from time to time.

16.	Counterparts; Telecopy. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Delivery of executed signature pages by facsimile transmission, “pdf” or other electronic means will constitute effective and binding execution and delivery of this Agreement.

17.	Headings. The headings used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

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18.	Construction. The parties have jointly participated in the negotiation and drafting of this Agreement. In the event of an ambiguity or if a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumptions or burdens of proof shall arise favoring any party by virtue of the authorship of any of the provisions of this Agreement. For the purposes of this Agreement, “affiliate” shall mean (A) in the case of an individual, (i) the individual’s spouse or descendent (by blood or adoption) of such individual, (ii) the parents and siblings of the individual, (iii) any trust or family partnership whose beneficiaries shall be such individual and/or such individual’s spouse and/or any person related by blood or adoption to such individual or such individual’s spouse and (iv) the estate of such individual, or (B) in the case of an entity, a director or officer of such entity or another entity or a person that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with the entity, through the possession, directly or indirectly, of the power to direct the management and policies whether through ownership of voting securities, by contract or otherwise or, directly or indirectly owns ten percent (10%) or more of any class of the stock, membership interests or other ownership interests of such entity. For purposes of this Agreement, Parent, Buyer and their respective affiliates shall be deemed to be affiliates of the Company.

[Signature Page Follows]

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       IN WITNESS WHEREOF, the parties hereto have executed this Noncompetition Agreement on the date first written above.

Company:

PHM LOGISTICS CORPORATION

By:
Name:
Title:

Shareholders:

SCOTT A. CLARK

STEPHEN L. CLARK

Exhibit B-1

December 1, 2019

Scott Clark

Via email:

Dear Scott:

We are pleased to confirm our offer to you for the position of Business Unit Leader of Acadia Medical Inc. (AMI), a Protech Home Medical (“PHM”) company. You will be reporting to the Vice President of Operations, Jerry Kirn.

As a Business Unit Leader, your compensation and benefit package is outlined on Exhibit 2. In addition, your job description is outlined in Appendix A.

This offer is contingent upon certain terms described in the enclosed “ACKNOWLEDGMENT – TERMS OF EMPLOYMENT,” which you need to sign and return to me, as well as on the successful completion of a background screening.

We are looking forward to you joining our organization. Sincerely,

Kimberly Childers

HR Manager

Please signify your acceptance of this offer letter:

Signature	Date

[Signature Page – Noncompetition Agreement]

ACKNOWLEDGM ENT

TERM S OF EM PLOYMENT

Instructions: please read the contents of this ACKNOWLEDGMENT carefully. Your offer of employment is contingent upon your acceptance of the terms of employment described below. If you accept these terms, please sign in the space provided at the bottom of this form, and return with your offer letter.

1.	I acknowledge that the statement of an annual salary in the offer letter is for convenience of computation only and does not imply a guarantee of employment for any specific period, and that all employment with PHM is at will.

2.	I agree that m y employment with PHM is conditioned upon my agreement to be bound by the terms and conditions relating to non-competition and non-solicitation activities as set forth on Exhibit 3, which is attached hereto.

3.	Notwithstanding the foregoing, if your employment is terminated within the first twelve (12) months (the “First Year”) without cause, you will continue to be paid your annual salary for the remainder of the First Year, subject to normal and customary withholdings.

I accept the terms of employment described above:

Signature:	Date:

1

Exhibit 2

BUSINESS UNIT LEADER COMPENS ATION P ACK AGE

Annual Salary:

You will have an annual salary of $75,000.00 paid in biweekly installments.

Bonus Structure: Up to 20% of the base Annual Salary. Specific are Currently being developed.

Benefits:

You will be eligible to enroll in standard company benefits including:

-       Health Insurance (PHM pays for the first $250 of your policy)

-      Dental/Vision Insurance (employee is responsible for 100% of the cost)

You will be eligible to enroll in the PHM 401K plan. Enrollment will be during the next available open enrollment.

PTO will be accrued as follows:

Employee accrues 3.07 hours per week totaling 160 hours over 52 weeks.

In addition, you will receive 4 sick days during calendar year.

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Exhibit 3

NON-COMPETITION

You acknowledge that PHM has invested substantial money and resources in establishing relationships with its Clients (as defined below). You further acknowledge that the restrictions contained in this Exhibit 3 regarding the non-solicitation of employees and Clients are reasonable and necessary to protect PHM from unfair competition that PHM has a protectable property interest in its Clients and that such restrictions will not deprive you of the ability to earn a living. Accordingly, during the Restricted Period (as defined below), you shall not as an individual, owner, proprietor, partner, joint venture, shareholder, independent contractor, consultant, agent, director, officer, employee, beneficiary or in any other capacity whatsoever, either directly or indirectly: (i) engage in any commercial activity that competes with the Covered Services (as defined below) of PHM, as defined below, within the Restricted Area; (ii) enter the employ of, or render any other services to, any person whose business is in direct competition with PHM, or which involves working for a division within a larger company, which division is a direct competitor of PHM; or (iii) become interested in any person referred to in the foregoing clauses (i) and (ii) in any capacity (other than as a passive equity owner not to exceed 1%).

The following terms as used in this Exhibit shall have the meanings described below:

“Restricted Area” means the State of Maine.

"Restricted Period" means the term of your employment with PHM and a period of two (2) years following termination of your employment with PHM for any reason whatsoever.

"Covered Services" means any services of whatever kind or character offered or provided by PHM to Clients during the term of your employment.

"Client" means any physician, physician practice and/or coagulation clinic: (A) for which PHM performed any Covered Services during one (1) year preceding the termination of your employment or with whom either you or any other person under your supervision or working in coordination with you has contact for the purpose of proposing or providing Covered Services, or (B) for whom either you or any other person under your supervision or working in coordination with you made a new business contact, presentation or proposal during the twelve (12) months preceding the termination of your employment.

NON-SOLICITATION

You agree that during your employment and for a period of two (2) years after the date of termination of your employment for any reason, you shall not, either directly or indirectly, (i) solicit the services, or attempt to solicit the services, of any employee of PHM to be employed by or to perform services on behalf of any other person or entity or (ii) solicit or attempt to solicit any Client in order to provide any Covered Services to such Client.

Signature:	Date:

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Appendix A

The Business Unit Leader is responsible for the planning, organizing, directing and controlling the day-to-day operations.  The BUL is expected to collaborate and develop the long-term growth strategy for the business unit and the business team.  The BUL works under the directive of the VP of Operations.

ESSENTIAL DUTIES AND RESPONSIBILITIES

•	Evaluate and manage operations with a focus on implementing process changes to maximize patient care, referral satisfaction and cash generation.
•	Conduct routine staff meetings to review performance, monitor and improve corporation initiatives.
•	Manages all department supervisors and managers for AMI locations.
•	Stay current on insurance requirements, reimbursement and legislative issues that may affect the performance of the business unit.
•	Manage order intake process and staff in order to minimize paperwork, order processing time, authorization signatures, and other necessary documentation, such that the process is highly efficient, patients are well served and billing is successfully completed.
•	Actively participate in the growth strategy of the business.
•	Utilize referral as well as community interaction experience and data to assist with long-term strategic planning for growth and development needed for long-term business success.
•	Establish and improve processes to make customer satisfaction a top priority of the Business Unit.
•	Effectively direct and implements priorities to achieve sales and service goals.
•	Advise leadership on financial obligations, potential risk and opportunity. To lead formulation, negotiation and execution of all contracts and vendor agreements.
•	Track budget and expenditures to include financial oversight of the business unit.
•	Assist in the integration of product into the total patient experience.
•	Responsible and accountable for compliance with Joint Commission standards and requirements.
•	Travel: BUL will travel to each physical location within the AMI territory a minimum of every 90 calendar days. Routine conference calls are expected to maintain communication with branch managers and provide operational support.
•	BUL is responsible for providing formal and consistent feedback both written and verbal communication to the VP of Operations and CEO on the state of each AMI locations.

Other Duties

Please note this job description is not designed to cover or contain a comprehensive listing of activities, duties or responsibilities that are required of the employee for this job. Duties, responsibilities and activities may change at any time with or without notice.

Signature:	Date:

Exhibit B-2

EMPLOYMENT AGREEMENT

December 1, 2019

Stephen Clark

Via email:

Dear Steve:

We are pleased to confirm our offer to you for the position of ATP of Acadia Medical Inc. (AMI), a Protech Home Medical (“PHM”) company. You will be reporting to the Vice President of Operations, Jerry Kirn.

As an ATP, your compensation and benefit package is outlined on Exhibit 2. In addition, your job description is outlined in Appendix A.

This offer is contingent upon certain terms described in the enclosed “ACKNOWLEDGMENT – TERMS OF EMPLOYMENT,” which you need to sign and return to me, as well as on the successful completion of a background screening.

We are looking forward to you joining our organization. Sincerely,

Kimberly Childers

HR Manager

Please signify your acceptance of this offer letter:

Signature	Date

5

ACKNOWLEDGM ENT

TERM S OF EM PLOYMENT

Instructions: please read the contents of this ACKNOWLEDGMENT carefully. Your offer of employment is contingent upon your acceptance of the terms of employment described below. If you accept these terms, please sign in the space provided at the bottom of this form, and return with your offer letter.

4.	I acknowledge that the statement of an annual salary in the offer letter is for convenience of computation only and does not imply a guarantee of employment for any specific period, and that all employment with PHM is at will.

5.	I agree that m y employment with PHM is conditioned upon my agreement to be bound by the terms and conditions relating to non-competition and non-solicitation activities as set forth on Exhibit 3, which is attached hereto.

6.	Notwithstanding the foregoing, if your employment is terminated within the first twelve (12) months (the “First Year”) without cause, you will continue to be paid your annual salary for the remainder of the First Year, subject to normal and customary withholdings.

I accept the terms of employment described above:

Signature:	Date:

1

Exhibit 2

ATP COMPENS ATION P ACK AGE

Annual Salary:

You will have an annual salary of $50,000.00 paid in biweekly installments.

Bonus Structure: Up to 20% of the base Annual Salary. Specific are Currently being developed.

Benefits:

You will be eligible to enroll in standard company benefits including:

-               Health Insurance (PHM pays for the first $250 of your policy)

-              Dental/Vision Insurance (employee is responsible for 100% of the cost)

You will be eligible to enroll in the PHM 401K plan. Enrollment will be during the next available open enrollment.

PTO will be accrued as follows:

Employee accrues 3.07 hours per week totaling 160 hours over 52 weeks.

In addition, you will receive 4 sick days during calendar year.

2

Exhibit 3

NON-COMPETITION

You acknowledge that PHM has invested substantial money and resources in establishing relationships with its Clients (as defined below). You further acknowledge that the restrictions contained in this Exhibit 3 regarding the non-solicitation of employees and Clients are reasonable and necessary to protect PHM from unfair competition that PHM has a protectable property interest in its Clients and that such restrictions will not deprive you of the ability to earn a living. Accordingly, during the Restricted Period (as defined below), you shall not as an individual, owner, proprietor, partner, joint venture, shareholder, independent contractor, consultant, agent, director, officer, employee, beneficiary or in any other capacity whatsoever, either directly or indirectly: (i) engage in any commercial activity that competes with the Covered Services (as defined below) of PHM, as defined below, within the Restricted Area; (ii) enter the employ of, or render any other services to, any person whose business is in direct competition with PHM, or which involves working for a division within a larger company, which division is a direct competitor of PHM; or (iii) become interested in any person referred to in the foregoing clauses (i) and (ii) in any capacity (other than as a passive equity owner not to exceed 1%).

The following terms as used in this Exhibit shall have the meanings described below:

“Restricted Area” means the State of Maine.

"Restricted Period" means the term of your employment with PHM and a period of two (2) years following termination of your employment with PHM for any reason whatsoever.

"Covered Services" means any services of whatever kind or character offered or provided by PHM to Clients during the term of your employment.

"Client" means any physician, physician practice and/or coagulation clinic: (A) for which PHM performed any Covered Services during one (1) year preceding the termination of your employment or with whom either you or any other person under your supervision or working in coordination with you has contact for the purpose of proposing or providing Covered Services, or (B) for whom either you or any other person under your supervision or working in coordination with you made a new business contact, presentation or proposal during the twelve (12) months preceding the termination of your employment.

NON-SOLICITATION

You agree that during your employment and for a period of two (2) years after the date of termination of your employment for any reason, you shall not, either directly or indirectly, (i) solicit the services, or attempt to solicit the services, of any employee of PHM to be employed by or to perform services on behalf of any other person or entity or (ii) solicit or attempt to solicit any Client in order to provide any Covered Services to such Client.

Signature:	Date:

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Appendix A

The ATP’s main function is to successfully follow the Protech Home Medical LNC process for securing New Referrals and maintaining existing referral sources. To perform well in this role, the ATP must be effective at networking for power mobility, manual chairs and related accessories. They must also be able to problem solve qualifying prospects with standard probes: committing time and effort to ensure success; close through logical, incremental steps; and be opportunistic to best size opportunities. ATP works under the directive of VP of Rehab

ESSENTIAL DUTIES AND RESPONSIBILITIES

1 . Market accounts as assigned

2 . Monitors market trends for assisting and identifying new services provided by Patient Aids, Inc.

3 . Follow the Patient Aids, Inc. process to secure new business for the company:

a. Get patient referrals from affiliated and unaffiliated care facilities

b. Call patients, and/or caregivers, arranging an interview

c. At the interview, determine patient needs and secure a product order

d. Obtain all necessary medical documentation for ordering and reimbursing

e. P lace the patient order through Patient Aids, Inc. using the appropriate systems

f. With or without a delivery tech, get the product to the patient, providing usage instructions

g. Contact the referral the day after the de livery, confirming satisfaction and asking for referrals.

h. Turn patient account order over to a customer service representative for ongoing assessments.

4 . Completes patient/client accounts paperwork, Plan of Care/Treatment and assessments.

5 . Acts as a liaison between the company and the patient/client, family, caregiver, Physician, and other healthcare agencies and staff on the case

6 . The Employee is to understand consumer goals and objectives and offer product choices, including customer and commercially available option with discussion and availability and cost effectiveness

7 . Conducts, participates and attends educational meetings and seminars for healthcare workers, patients/clients, families, caregivers physician, and interested community members on areas of need

8 . Assumes full responsibility for their own actions, professional skills, and attitudes

9 . Supports the organization by being loyal and informing management of areas of concern and problems to be resolved

10 . Keeps cognizant of third-party reimbursement criteria services, and equipment offered, billing, and patient/client paperwork

11 . Markets the company in a positive and professional manner at all times

12 . Maybe responsible for working and leading the staff 1Saturday per month and filling in other position during staff shortages

13 . Assist in repairing and troubleshooting equipment when needed

14 . Demonstrates timelines, courtesy, sincerity and patience with dealing with the patients/clients, and employees.

Other Duties

Please note this job description is not designed to cover or contain a comprehensive listing of activities, duties or responsibilities that are required of the employee for this job. Duties, responsibilities and activities may change at any time with or without notice.

Signature:	Date:

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